December 17, 2004 Max A. Webb Assistant Director United States Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549-0305

Re:	CHC Helicopter Corporation
Form 20-F for the Year Ended April 30, 2004
Commission File Number: 1-31472

CHC Helicopter Corporation 4740 Agar Drive Richmond, B.C. Canada V7B 1A3 T 604.276.7500 F 604.279.2474 www.chc.ca
Dear Mr. Webb:

Further to your correspondence dated November 9, 2004 please find enclosed our detailed response to the various issues raised. We understand that the purpose of your review is to assist us in our compliance obligations and to enhance the overall disclosure in our filings. We look forward to working with you to achieve these objectives.

Form 20-F

Item 3 - Key Information

Selected Financial Data, page 5

Issue

1.
Please review your presentation within Selected Financial Data to present EBITDA and all other non-GAAP measures in a position of least prominence. Specifically, your balance sheet data for both Canadian and US GAAP Selected Financial Data should be presented before any non-GAAP measures.

Response
1.	In future filings we will present all non-GAAP measures in a final section appropriately titled. This information will follow all other information in the Selected Financial Data table.

Property Plant and Equipment Facilities, page 33

Issue
2.	We note that you own several buildings on leased land, and that your old

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headquarters building was owned while the lease on the land expired in September 2004. Please tell us how you accounted for this disposition of the building as the lease has expired.

Response
2.
In anticipation of the expiry of the property lease and the relocation of our offices to a new facility in Vancouver, we ensured that the abandoned building was fully amortized at the time of relocation in August 2004.

Item 5 - Operating and Financial Review Prospects

Results of Operations

Non-GAAP Measures, page 43

Issue
3.
We note your disclosure on page 43 that you primarily use EBITDA as a measure of performance. We also noted your disclosure that certain investors, analysts, and others utilize these measures to assess your ability to service debt, and that you have also included a reconciliation to operating cash flow. Please note that you must present a reconciliation of the most comparable GAAP measure, in this case, net income. As such, please revise your disclosure to include only the most comparable measure. See FR-65 for guidance.

Response
3.	In future filings we will present a reconciliation of each non-GAAP measure to the most comparable GAAP measure.

Issue
4.
It is unclear why gain on disposal of assets, equity in earnings of associated companies, restructuring and debt settlement costs, and asset impairment charges are among the items added back to EBITDA to arrive at net income. Please note that, aside from interest, taxes, depreciation, and amortization, only non-recurring items (items that have not and are not expected to recur within two years, see FR-65) may be considered. Please supplementally explain why you believe these items are allowable or revise your definition of EBITDA, as appropriate.

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Response
4.
We previously did not consider the terms “Segment EBITDA” and “Consolidated Segment EBITDA” to be non-GAAP measures. “Segment EBITDA” is revenue less operating expenses allocated to each of our segments. “Consolidated Segment EBITDA” is the sum of “Segment EBITDA” from each of our segments and corresponds to a line item in our segmented information note. “Segment EBITDA” is used by the Company’s chief decision maker in making operating decisions and assessing performance of each segment.

We also now understand that the SEC FAQ published on June 13, 2003 clarifies that the presentation of a total or consolidated segment profit or loss measure in any context other than the note disclosure required by GAAP is considered a non-GAAP financial measure.

As a result, in future filings we will not use the term “Consolidated Segment EBITDA” but will continue to use “Segment EBITDA” when discussing segment results.

Gain on Disposal of Assets, page 63

Issue
5.
We note your disclosure on page 63 of a total loss of an S76 aircraft supporting operations in Azerbaijan, resulting in a $2.4 million gain. Please supplementally explain to us and revise your disclosure to indicate the facts and circumstances surrounding the event and the recognition of this gain. Include in your response a brief description of the aircraft, related property damage, book value of asset lost, insurance proceeds received, and any pending litigation or other matters related to this incident. If you have accrued but not received insurance proceeds, please tell us why you believe accrual is appropriate. To the extent that any portion of the $4.5 million total insurance proceeds relates to other matters, please include a similar discussion of those matters with your response and revised disclosure. Refer to SFAS 5 for guidance.

Response
5.	As noted, the recognized gain of $2.4 million relates to a total loss of an S76

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aircraft supporting operations in Azerbaijan. This aircraft is a medium sized twin turbine helicopter that was used in a training session and crashed as a result of pilot error. Due to the severity of the damage to the aircraft, it was not economical to repair and rebuild. There was damage to the airport runway, which was covered directly by our insurance providers, and there was no related personal injury to the crew on board. Insurance proceeds were received prior to the fiscal 2003 year-end and therefore the gain recorded was not contingent on proceeds to be received at a later date. No outstanding litigation related to this incident existed at April 30, 2003.

When this incident occurred the aircraft had a net book value of approximately $1.8 million with total insurance proceeds received of $4.5 million. A net gain on sale of $2.4 million was recorded after directly related costs of $0.3 million were applied against this gain.

In future filings we will expand our disclosure on issues of a similar nature.

Liquidity and Capital Resources

Operating Activities, page 72

Issue
6.
We noted from your disclosure that you still own a majority of your flying assets, and that you have, in the prior fiscal year, participated in the sale/leaseback of six Super Puma aircraft. We also note that your discussion of liquidity on page 73 addresses available borrowing capacity and excess cash, but does not discuss future sale/leaseback transactions as a potential source of liquidity. Please expand this disclosure to address your ability to involve existing owned assets in sale/leaseback transactions.

Response
6.
The prior fiscal year had an exceptionally high number of sale/leaseback transactions that is not expected to recur in the future. Generally, sale/leaseback arrangements are used to finance newly acquired aircraft and therefore we do not see this as a means of meeting future working capital, capital expenditure or debt obligation requirements. Therefore, this alternative source of financing has not been identified in previous filings.

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In future filings we will explain that we do not expect to use sale/leaseback transactions as a source of liquidity.

Investing Activities, page 77

Issue
7.
We noted your discussion of the $3.8 million reclassification from cash to other assets related to your reinsurance subsidiary. Please explain to us and expand your disclosure related to the description of your business to include the nature and scope of these operations.

Response
7.
The Company’s reinsurance subsidiary, which was acquired as part of the Helicopter Service Group in 1999, has not been very active and provides insurance cover for risks where coverage is not available in the market or where the premium is excessive. The subsidiary has primarily been involved in providing insurance for the Company’s pilots and death and disability risks for employees in Norway. The subsidiary cannot accept any insurance business directly as insured risks must be covered first by reputable third party insurers who may then reinsure with our subsidiary. Results of operations are insignificant with net earnings before tax for the reinsurance business in 2003 of approximately $3,000 and $10,000 in 2004.

As such, we do not believe that any additional disclosure is required.

Risk and Uncertainties, page 82

Issue
8.
It appears that your Foreign Currency Risk section does not adhere to the guidelines set forth in Item 11(A) of the instructions to Form 20-F. Please revise your filing to include one of the three allowable methods of presenting the required sensitivity analysis.

Response
8.	Under item 11 “Quantitative and Qualitative Disclosures About Market Risk” of Form 20-F we provide a quantitative analysis which contains a discussion

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of foreign currency exchange risk and provides a sensitivity analysis showing the impact on long-term debt and earnings. We will provide a reference in the foreign currency section of “Risks and Uncertainties” to item 11 in future filings.

Financial Statements

Consolidated Income Statement, page 122

Issue
9.
Revenues and operating expenses should be separated into product revenue (e.g., composites or parts sold as part of repair and overhaul) and services (e.g., flying revenue, charter revenue). Also, operating expenses such as amortization, gain on disposals of fixed assets, asset impairment charges, restructuring, and debt settlement costs, other than write-off of deferred financing charges and make-whole premiums, should be considered part of operating expenses. Please revise or explain supplementally.

Response
9.
Since service revenue (flying and repair and overhaul) exceeds 90% of the Company’s consolidated total we have decided to combine all other revenue with this amount in accordance with guidance provided under Regulation S-X (210.5-.03). Repair and overhaul revenue is considered service not product revenue as parts used in the repair and overhaul process are a component of the services provided and are not priced separately. On this basis related costs and expenses have also been combined.

As well, we will revise the format of our income statement in future filings. This revision will include the identification of operating expenses and new subtotals as required under the guidance.

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Note 1 - Summary of Significant Accounting Policies

Inventory, page 125

Issue
10.
Please explain to us and revise your disclosure to describe your policy with regard to excess and obsolete inventory. Refer to paragraph 4 of Chapter 2 of the AICPA Industry Audit Guide, Audits of Airlines, for guidance.

Response
10.	We will revise our disclosure in future filings to describe our existing policy in more detail as follows:

“Inventory, consisting primarily of aircraft parts held for internal consumption and for use in the completion of repair and overhaul work for external customers, is valued at the lower of replacement cost and average cost less an allowance for obsolescence which considers the lives of the related aircraft fleet and other factors. The cost of overhauled inventory includes the cost of raw materials, direct labor and related overhead.”

Revenue Recognition

Issue
11.
We note that you recognize revenues from helicopter operations based on the terms of the customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both. We also note that revenues from engine and component repair as well as overhaul and composite manufacturing are recognized on the percentage of completion method, and that a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided. In instances where a revenue stream from one contract is recognized in both variable and fixed intervals, please explain to us how you have met the bifurcation criteria set forth in EITF 00-21, and how the split was determined. Include in your explanation a description of the service provided on a continual basis that could be sold or delivered separately, and how you determined the fair value thereof.

Response
11.
The most significant element of the Company’s revenue that involves multiple deliverables is revenue earned on repair and overhaul work completed under what are commonly referred to as Power By The Hour (“PBH”) contracts. These contracts are provided by the company’s repair

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and overhaul businesses primarily at its Astec operations in Stavanger, Norway. PBH contracts typically involve the customer paying a fixed amount (the PBH hourly rate) per hour flown. This payment obliges the Company to provide:

•	major component overhauls (engines, main gearboxes, rotorheads, transmissions etc.) at a future date when a predetermined number of hours have been “used” on these components, and;
•	to provide ongoing repairs on major components and maintenance on non-major components (“routine maintenance”) on a regular and continuous basis.

In PBH arrangements it is appropriate to have separate units of accounting for major component overhauls and routine maintenance work because:
	•	both major components overhauls and routine maintenance have value to the customer on a standalone basis;
	•	there is objective and reliable evidence of the fair value of the undelivered item (the future major component overhaul - see below); and,
	•	PBH contracts do not provide for a general right to the customer for the return of services or repairs provided under routine maintenance.

Revenue is recognized using the residual value method as outlined in EITF - 00-21 as follows:
•
Major components (undelivered item) - The amount allocated to major component overhaul is deferred for recognition when work is completed. Fair value for PBH major component work is based on the following factors:

	•	Comparison to competitor PBH rates for similar job profiles.
	•	Comparison to non-PBH quoted rates and contracts that Astec has with third parties as Astec does perform similar work on most major components for both PBH and non-PBH customers.
•
Routine maintenance (delivered item) - The remaining balance from PBH revenue (excluding the amount deferred for future major component overhaul) is allocated to routine maintenance revenue and recognized immediately as services are performed. The residual value method rather than the relative fair value method is

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used because objective and reliable values for the large number of often small value services provided under routine maintenance is not always available.

Contracts that have fixed and variable rate flying revenue do not involve multiple deliverables. The customer is generally required to pay a monthly amount to have an aircraft available, plus an hourly amount for hours flown during that month. For these contracts all revenue invoiced or accrued in a particular period is for services performed in that period.

Note 13 - Debt Obligations, page 135

Issue
12.
The disclosure on page 135 describing the collateral for the senior credit facilities is unclear with respect to the meaning of the phrase “provided charges”. Also, it is unclear why a $750 million debenture would be provided as collateral for approximately $140 million in senior credit facilities. Please supplementally clarify the use of a debenture to provide collateral and revise your disclosure, as appropriate.

Response
12.
The company has pledged substantially all owned assets in certain jurisdictions as security against amounts owed to senior lenders. “Provided charges” refers to a debenture put in place to evidence the lender’s legal claim against these assets. Debentures are typically granted in excess of the total amount, which may be borrowed. This ensures the lenders will have a sufficient cushion to offset any impairment in the market value of the assets as well as any costs incurred in liquidating those assets. The debenture currently outstanding was issued at a time when the Company's senior debt was much higher and was not adjusted subsequently. Consequently, it is now significantly larger than required but our security is limited to the outstanding debt. While the amount of the debenture could be reduced, the Company would incur significant costs if subsequent circumstances required an increase. Therefore, management currently has no plans to decrease the amount of the debenture.

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Note 16 - Capital Stock and Contributed Surplus, page 140

Issue
13.
We noted the disclosure of the conversion of $250,000 USD into 105 shares in January 2003 and the existence of 690 shares issuable upon conversion of debt in the table on page 140. Please supplementally explain to us and expand your debt disclosure throughout the filing to include a detailed description of this debt.

Response
13.
The 690,000 shares issuable upon conversion of debt is related to a 12% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder as outlined in Note 13 (Debt Obligations) and 30 (Related Party Transactions) in this filing.

The conversion of $250,000 USD into 105,000 shares in January 2003 relates to the conversion of a demand, convertible, 5.75% promissory note issued to a Canadian chartered bank on June 1, 1999 in connection with the financing of the acquisition of a 7% interest in the Helicopter Service Group.

In future filings we will reference numbers in these tables to relevant disclosure contained elsewhere in the filing.

Note 24 - Segment Information, page 153

Issue
14.
Supplementally explain to us why the operating segments of the Schreiner reporting segment, which appears to mirror your overall segment reporting structure, have been aggregated into “Schreiner” and not into existing segments with which they appear to align.

Response
14.
Schreiner is a separate and distinct business unit of the Company for which discrete information is available. Schreiner earns revenue and incurs expenses and has responsible management who are accountable for the results of its operations and financial position. As well, the Company’s chief decision maker regularly reviews the results and financial position of the Schreiner group of companies (in aggregate) to evaluate performance and allocate resources.

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Issue
15.
We noted the presentation of “Segment EBITDA” and the corresponding reconciliation. Please review this reconciliation to reconcile segment EBITDA to Segment Net Income. Please revise your presentation to present the reconciliation to net income for each segment and to total net income as you have presented Segment EBITDA in the discussion of performance for each segment.

Response
15.
As the Company’s chief decision maker evaluates performance (and allocate resources) of each segment at the Segment EBITDA level we consider this to be the only measure of income applicable to our segments and thus our commentary of operating performance by segment is based on this measure. Included in the segmented information note is a reconciliation of segment revenue to consolidated revenue and Segment EBITDA to consolidated income before income taxes and net earnings.

A discussion of items impacting segment operating results is contained throughout our filings. However, in future filings we will include a narrative in the relevant sections(s) of our MD&A for items that affect the operating results of our segments (if any) but are not included in Segment EBITDA.

Note 27 - Guarantees, page 157

Issue
16.
We note from your disclosure on page 157 that, as of April 30, 2004, you have $65.8 million of guarantees outstanding with third parties related primarily to long-term contracts. Supplementally explain to us and revise your disclosure, as necessary, to indicate the facts and circumstances surrounding the creation of these guarantees. Include in your response the date, a description of guarantee, and how you have considered the provisions of paragraphs 13 and 14 of FIN 45.

Response
16.	The $65.8 million of guarantees relates to a number of commercial letters of credit, which guarantee our performance in accordance with customer

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contract terms and conditions. As commercial letters of credit are outside the scope of FIN 45 (per paragraph 4) we have not provided the additional information required in paragraphs 13 and 14 of that interpretation.

Note 28 - Contingent Liabilities, page 158

Issue
17.
We noted your December 2, 2003 press release indicating the existence of cash and “accrued” insurance proceeds of $2.1 million. Supplementally explain to us whether these proceeds were received or accrued, and, if accrued, the justification for this treatment considering the stipulations of paragraph 17 of SFAS 5 related to gain contingencies.

Response
17.
The aircraft in question crashed on October 17, 2003. The entitlement and amount of insurance proceeds were confirmed in writing prior to the completion of financial statements for the second quarter ended October 31, 2003 and our proceeds were received shortly thereafter (December, 2003).

It is important to note that we have an “all risks” policy on each aircraft, which guarantees the amount realizable on a loss. Realization of the proceeds was not in question at period end and therefore the gain was appropriately recognized in the second quarter of fiscal 2004.

Note 32 - Reconciliation to Accounting Principles Generally Accepted in the United States

b) Consolidated Balance Sheets, page 166

Acquisitions

Issue
18.
We note from the asset allocation presented for the Schreiner acquisition that you have allocated $22 million to “intangible liabilities” and that, in Note 15 - Other liabilities (vi) on page 139 you have defined this line item as

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the amount on contracts acquired for which the return is below market. We also note that there is not an adjustment to the balance sheet and income statement reconciliation’s to US GAAP removing this liability and writing down the value of the associated assets. Please supplementally clarify the nature and accounting treatment of this item, including the accounting literature you relied upon in concluding the current treatment is correct.

Response
18.
The $22.0 million referred to as “intangible liabilities” is the fair value assigned to customer contracts and customer relationships acquired on the acquisition of Schreiner A valuation performed by CHC and reviewed by independent appraisers indicated that because certain contracts with customers were at below-market terms, it would be appropriate to record an unfavorable contract credit and amortize its value over the contract term to renewal.

Based on FAS 141 and EITF 02-17 it was determined that the value of contracts and customer relationships should be evaluated. The valuation performed was based on the income-based approach using a discounted cash flow method, using guidance on valuation methodology as contained in Chapter 2 of the A.I.C.P.A. Practice Aid on In-Process Research and Development. We believe the accounting for this issue is in accordance with US GAAP.

In future filings we will amend the description of this item to “Unfavourable contract credit” to more clearly describe the nature of the item.

Facilities and Equipment

Issue
19.
We noted from your disclosure on page 126 that certain training costs have been capitalized; we do not note, however, any adjustment within your reconciliation in Note 32 adjusting for this apparent departure from US GAAP. Supplementally explain to us the nature of training costs capitalized associated with facilities and equipment. Include in your response the amounts and periods over which these are amortized as well as the accounting guidance relied upon in forming the conclusion that this

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treatment is appropriate. To the extent that these costs are allowable under Canadian GAAP and not US GAAP, please revise your balance sheet and income statement reconciliation’s to account for these items.

Response
19.
The reference to training on page 126 in note 1 (a) ii, refers to facilities and equipment. This relates to training equipment, such as flight simulators and computer software that is used to train employees (pilots) and external customers.

All training costs are expensed immediately with the exception of those that are deferred as a component of pre-operating expenses as described in Note 1 on page 126. These costs qualify for deferral and amortization in accordance with Canadian GAAP (EIC-27) with the net amount of the expenditure and amortization adjusted in the reconciliation to US GAAP.

Issue
20.
We note your disclosure on page 126 that leasehold improvements are capitalized and amortized on a straight line basis over the respective lease term plus one renewal period, but that difference in amortization had these improvements been amortized only over the original lease terms, the period appropriate under US GAAP (refer to the guidance in paragraph 11b of SFAS 13), is not included in your reconciliation in Note 32. Supplementally explain to us how the amortization period was chosen and why you believe this is not an appropriate Canadian to US GAAP adjustment. Include in your response the total amount of leasehold improvements capitalized, the average original lease term, the average renewal period, and the net effect on the balance sheet and income statement for this change.

Response
20.
The amortization period of lease term plus one renewal is used by the Company in circumstances where renewal is likely. As the schedule below indicates, the amortization difference using lease term rather than term plus one renewal for fiscal 2004 is relatively small ($11,000) because most of our leasehold improvements either did not have a renewal option or renewal was unlikely.

In future filings we will include a reconciling item in our US GAAP note as required.

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Leasehold improvement information (000’s of Canadian dollars)

Total leasehold improvements capitalized at April 30, 2004	$10,557
Average original lease item	18 years
The average renewal period	5 years
Net effect on the balance sheet at April 30, 2004(1)	$11

(1)	The net cumulative impact on net earnings and/or retained earnings at April 30, 2004 is equivalent to the balance sheet impact at that date.

Future Tax Assets and Liabilities

Issue
21.
We note the existence of several reconciling items impacting Future Tax Assets and Future Tax Liabilities related to income statement reconciling items. Please revise your disclosure to quantity each of these changes and describe the inventory line item impacted for each change. Also, we note that your future tax asset and liability disclosure in Note 21 does not appear to consider assets separately from liabilities in determining the need for a valuation allowance. Also, there is no discussion of why a valuation allowance was or was not necessary. Please revise your footnote (5) in Note 32 to address any differences in the amount of valuation allowance recognized after the adjustments currently cited and upon application of the guidelines set forth in paragraph 21 of SFAS 109.

Response
21.
In relation to the existence of several income statement reconciling items impacting future tax assets and future tax liabilities we will revise our disclosure in future filings to quantify each reconciling item to changes in future tax assets and/or liabilities as appropriate.

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The Company considered tax assets separately from tax liabilities in determining the need for a valuation allowance. As at April 30, 2004, there were no valuation allowances required on future tax assets and liabilities therefore valuation allowances were not discussed in Note 21 to the financial statements. For the periods present no valuation allowances were required as it was determined that the full tax benefit of the losses carried forward could be realized from the reversal of existing temporary differences, projected future earnings from operations and various tax planning strategies. In future filings we will provide a discussion of why a valuation allowance is or is not required.

Shareholders’ Equity

Issue
22.
We noted the existence of a non-interest loan made to a related party in the amount of $33 million for the purchase of 11 million ordinary shares, and that, in connection with this loan; you received a license to operate in the United Kingdom. On review of the Canadian to US GAAP reconciliations contained in Note 32, we did not note a reconciling item representing a difference in the accounting methods for the value of imputed interest or the value of the UK operating license, both of which should be considered when valuing this receivable. As such, supplementally explain to us how you allocated the receivable between imputed interest and the value of the UK operating license. Include in your response the interest rate used, how such interest rate was determined, how the interest was recorded, how the UK operating license was valued, and how you accounted for the value of this benefit. Also, please revise your financial statement disclosure to be similar to that on page 106.

Response
22.
We did not receive a license as a result of this transaction. The transaction is a result of the need for the Company to address a European air carrier operating license requirement that the Company to be majority owned and effectively controlled by nationals of member states of the European Union (“EU”).

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The controlling shareholder of the Company is a citizen of both Canada and the Republic of Ireland. As such, he is a EU national within the meaning of European Aviation Law. Prior to the issuance of 11,000,000 ordinary shares for a subscription value of $33 million the controlling shareholder effectively controlled the Company but was not considered to be the “majority owner” in accordance with applicable European Aviation Law.

For no reason other than to satisfy the ownership requirements of European Aviation Law the Company requested the majority shareholder to acquire these shares. European authorities accepted that we were majority owned after completing this transaction. These shares are subject to certain redemption and call rights in favor of the Company. We believe that when an alternative structure is achieved to satisfy the majority ownership requirements of European Aviation Law that does not require the controlling shareholder to maintain his current shareholdings, the ordinary shares will be acquired by the Company at the subscription value of $33 million. We expect this to occur in the next fiscal year.

In 1997 when the transaction occurred we believed that the loan value was equal to the face value of $33 million as this was the legal monetary value of the transaction and there was no quoted market value or alternative fair value for these shares because future cash flows from loan repayments were difficult to predict as the loan has no set terms of repayment.

Consistent with Canadian guidance (EIC-132) and US guidance (EITF 85-1) issued subsequent to the original transaction we accounted for the loan as a deduction from shareholders equity as there was no intent to repay the loan in a reasonably short period of time. As well, since no consideration was paid for the operating license no value has been assigned.  As a result we do not believe there is a US GAAP reconciling adjustment for this issue.

c) Other Required Disclosures, page 168

Issue
23.	Supplementally explain to us and revise your disclosure, as appropriate, to include an explanation of the “other” amount of $2,715.

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Response
23.
This adjustment relates to a retroactive adoption of a new Canadian Standard for stock-based compensation, which became effective in May 2002 as described in Note 4 “Changes in accounting policies”, page 131. Prior to adoption of the new standard, we expensed stock-based compensation in the period the units vested. The new standard required the accrual & expensing of stock based compensation on a grade vested basis (accrue units not yet vested over the service period).

Under the Canadian standard, the amount relating to prior periods ($2.7 million) could be charged to retained earnings with no required restatement of prior periods. Prior to the change in the Canadian accounting standard we should have had a GAAP reconciling item for this issue in each of the years presented. In future filings we will reflect this adjustment appropriately so that fiscal 2003 is properly presented in accordance with US GAAP.

Press Release, dated September 13, 2004

Change in Accounting Estimates, page 32

Issue
24.
Supplementally discuss the facts and circumstances leading to this change in estimate of useful life. Specifically, we note your discussion within your property and equipment note contained in your Form 20-F that the useful life used in the calculation of depreciation is 15 years, but actual life may be longer. In light of this disclosure, explain to us how your recent change is a change in estimate, and not the correction of an error.

Response
24.
For aircraft it is not always possible to predict with absolute certainty the useful life of the asset at the time it is acquired. As new information is acquired over the life of an aircraft, changes in our useful life assumptions are required. We believe that this change was a change in an accounting estimate not a correction of an accounting error because the change was a result of new information obtained through a comprehensive analysis which included:

	•	consultation with third parties on aircraft values and useful lives; and

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•	consideration of knowledge acquired and experience gained from the utilization of aircraft in the Company’s fleet.

This analysis and consideration of the need for changes in the estimated useful life of various aircraft involved significant research and discussion with third party consultants and aircraft valuators which included an analysis of our own historical experience with regards to life expectancies. We believe this change was appropriately implemented on a prospective basis beginning in fiscal 2005 when the analysis was complete. We will continue to review our estimate useful life of aircraft as additional knowledge and experience is acquired and may make future changes in our estimates.

As requested, the Company does acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses and adequate, however should you require any further clarification please feel free to contact the undersigned.

Your truly,

Rick Davis
Vice President, Financial Reporting
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C.
Canada
V7B 1A3

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Phone: (604) 279 2471
Fax: (604) 276 2460
Mobile: (604) 340 6376

cc: Jo Mark Zurel, Chief Financial Officer, CHC
cc: Amy Geddis, United States Security and Exchange Commission